UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NEUBERGER PRIVATE MARKETS ACCESS FUND LLC

(Name of Subject Company (Issuer))

NEUBERGER PRIVATE MARKETS ACCESS FUND LLC

(Name of Filing Person(s) (Issuer))

INSTITUTIONAL CLASS, CLASS A-1 AND CLASS A-2 SHARES OF LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

63946V106; 63946V205; 63946V304
(CUSIP Number of Class of Securities)

Gariel Nahoum

Neuberger Berman Investment Advisers LLC

1290 Avenue of the Americas

New York, NY 10104
(212) 476-8800
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Nicole M. Runyan, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

August 28, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET.

•	Neuberger Private Markets Access Fund LLC (the “Fund”) is offering to purchase Shares (as defined below) in the Fund (the “Offer”) in an amount up to approximately 5.00% of the net assets of the Fund (or approximately $125,152,998) from shareholders of the Fund (the “Shareholders”) at their net asset value (that is, the value of the Fund's total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Shareholder desires to tender) calculated as of the Valuation Date (as defined below). As used in this Schedule TO, the term “Share” or “Shares” refers to the shares of limited liability company interests in the Fund and includes all or any portion of a Shareholder's Shares, including fractions thereof, as the context requires, that constitute the three classes of Shares that currently are outstanding, designated as Institutional Class, Class A-1 and Class A-2, that are tendered by Shareholders pursuant to the Offer. As of the close of business on July 31, 2026, the net asset value of the Fund was $2,503,059,945 and there were 148,216,981 Shares outstanding, comprised of 87,730,270 Institutional Class Shares, 9,475 Class A-1 Shares and 60,477,236 Class A-2 Shares. The net asset value per Institutional Class Share, Class A-1 Share and Class A-2 Share as of the close of business on July 31, 2026 was $17.08, $16.61 and $16.61, respectively. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time, on Friday, September 25, 2026 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund's Board of Managers (the “Board”). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Shareholders to tender Shares for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The net asset value per Share will be calculated for this purpose as of September 30, 2026, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”). Repurchases will be effected as of the Valuation Date once the Fund's net asset value for such Valuation Date is determined, which is expected to be approximately 30 days following the Valuation Date.

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Shares during the Fund's audit for the fiscal year ending on or after the Valuation Date and, as set forth below, may hold back up to 5% of the total amount due to all tendering Shareholders to be remitted following the completion of the audit, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Shares. Since the Fund's current fiscal year will end on March 31, 2027, the Fund expects that the audit will be completed by the end of May 2027.

•	A Shareholder may tender all of its Shares or some of its Shares. A 2.00% early repurchase fee will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder's purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. An early repurchase fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund. A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000. Such minimum account balance may be waived by the Fund, in its sole discretion. The Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required account balance is maintained. See Item 4(a)(1)(ii).

•	Shares will be repurchased on a “first in-first out” basis. Therefore, Shares repurchased will be deemed to have been taken from the earliest purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until such Shares are repurchased. See Item 4(a)(1)(ii).

•	The Fund will provide payment to each Shareholder whose Shares have been accepted for repurchase an amount equal to at least 95% of the value of the repurchased Shares, determined as of the Valuation Date in the manner specified above, within 65 days of the Notice Due Date. The Board has discretion to hold back a portion of the amount due to all tendering Shareholders, which shall not exceed 5% of the total amount due to all tendering Shareholders. If there is such a holdback, the second and final payment for the balance due shall be paid no later than 5 business days after the completion of the annual audit of the Fund's financial statements for the fiscal year in which the applicable repurchase is effected, with such balance being subject to adjustment as a result of the Fund's annual audit or as a result of any other corrections to the Fund's net asset value as of the Valuation Date for the repurchase. See Item 4(a)(1)(ii).

•	The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which such Valuation Date occurred. See Item 4(a)(1)(ii). If, based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, it is determined that the value at which the Shares were repurchased was incorrect, the Fund shall decrease such Shareholder's account balance by the amount of any overpayment and redeem for no additional consideration a number of Shares having a value equal to such amount, or increase such Shareholder's account balance by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable, in each case as promptly as practicable following the completion of such audits. See Item 4(a)(1)(ii).

•	The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum number of Shares being tendered. If the Fund accepts the tender of the Shareholder's Shares, the Fund will make payment for Shares it purchases from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings or borrowings. The purchase amount will be paid entirely in cash. See Items 4(a)(1)(ii) and 7(d).

•	Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time, on Friday, September 25, 2026 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder's tender of Shares on or prior to October 26, 2026 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date. See Item 4(a)(1)(vi).

•	UMB Fund Services, Inc. (“UMBFS”) serves as the Tender Offer Administrator. If Shareholders would like the Fund to purchase all or some of its Shares, they should complete, sign and return the Letter of Transmittal, enclosed with the Offer, by (i) mail to Neuberger Private Markets Access Fund LLC, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; (ii) fax to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator; or (iii) email to UMBFS at aiprocessing@umb.com (see additional instructions on the Letter of Transmittal), so that the Letter of Transmittal is received before 11:59 p.m., Eastern Time, on Friday, September 25, 2026. The value of the Shares may change between July 31, 2026 (the most recent net asset value available prior to the date of this filing) and the Valuation Date, the date as of which the value of the Shares being purchased will be determined. See Item 2(b). Shareholders desiring to obtain the estimated net asset value of their Shares may contact UMBFS at (844) 448-4480 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

•	Shareholders that are clients of financial advisers and wish to tender Shares for purchase by the Fund should contact their financial advisers, who will assist with submitting the tender request. Certain financial intermediary firms may use a customized tender form instead of the enclosed Letter of Transmittal referenced above. Shareholders should contact their financial advisers for assistance before submitting a tender request if they are interested in tendering Shares. Shareholders that are clients of financial advisers and do not wish to tender their Shares may simply disregard this notice.

Please note that just as each Shareholder has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Please also note that although the Offer is scheduled to expire on Friday, September 25, 2026 (unless it is extended), a Shareholder that tenders all of its Shares will remain a Shareholder of the Fund through the Valuation Date, notwithstanding the Fund's acceptance of the Shareholder's Shares for purchase.

ITEM 2.	ISSUER INFORMATION.

(a) The name of the issuer is “Neuberger Private Markets Access Fund LLC” (formerly, “NB Private Markets Access Fund LLC”). The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company, and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 1290 Avenue of the Americas, New York, NY 10104, and its telephone number is (212) 476-8800.

(b) The title of the securities that are the subject of the Offer is “shares of limited liability company interests,” or portions thereof, in the Fund. The Fund offers three classes of Shares: Institutional Class, Class A-1 and Class A-2. As of the close of business on July 31, 2026, the net asset value of the Fund was $2,503,059,945 and there were 148,216,981 Shares outstanding, comprised of 87,730,270 Institutional Class Shares, 9,475 Class A-1 Shares and 60,477,236 Class A-2 Shares. The net asset value per Institutional Class Share, Class A-1 Share and Class A-2 Share as of the close of business on July 31, 2026 was $17.08, $16.61 and $16.61, respectively. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by and not withdrawn by Shareholders as described above in Item 1.

(c) There is no established trading market for the Shares, and any transfer of Shares is strictly limited by the terms of the Fund's Limited Liability Company Agreement (as it may be amended from time to time, the “LLC Agreement”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Neuberger Private Markets Access Fund LLC” (formerly, “NB Private Markets Access Fund LLC”). The Fund's principal executive office is located at 1290 Avenue of the Americas, New York, NY 10104 and the telephone number is (212) 476-8800. The Fund's investment adviser is Neuberger Berman Investment Advisers LLC (the “Adviser”). The principal executive office of the Adviser is located at 1290 Avenue of the Americas, New York, NY 10104. The Fund's executive officers are Peter von Lehe, David Morse and Mark Bonner, and the members of the Fund's Board are James D. Bowden, Virginia G. Breen, Alan Brott, Victor F. Imbimbo, Jr., Thomas F. McDevitt and Thomas G. Yellin, and their address is c/o Neuberger Berman Investment Advisers LLC, 1290 Avenue of the Americas, New York, NY 10104.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a)(1)

(i)            Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by Shareholders by 11:59 p.m., Eastern Time, on Friday, September 25, 2026 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)           The value of the Shares tendered to the Fund for purchase will be the net asset value as of the close of business on September 30, 2026, or, if the Offer is extended, as of any later Valuation Date, after the reduction for all fees (including the early repurchase fee), any required tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Shares being repurchased. See Item 4(a)(1)(v) below. A Shareholder may tender all or some of its Shares. A 2.00% early repurchase fee will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder's purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. An early repurchase fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund. A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000. Such minimum account balance may be waived by the Fund, in its sole discretion. The Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required account balance is maintained. Shares will be repurchased on a “first in-first out” basis. Therefore, Shares repurchased will be deemed to have been taken from the earliest purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until such Shares are repurchased.

The Fund will provide payment to each Shareholder whose Shares have been accepted for repurchase an amount equal to at least 95% of the value of the repurchased Shares, determined as of the Valuation Date in the manner specified above, within 65 days of the Notice Due Date. The Board has discretion to hold back a portion of the amount due to all tendering Shareholders, which shall not exceed 5% of the total amount due to all tendering Shareholders. If there is such a holdback, the second and final payment for the balance due shall be paid no later than 5 business days after the completion of the annual audit of the Fund's financial statements for the fiscal year in which the applicable repurchase is effected, with such balance being subject to adjustment as a result of the Fund's annual audit or as a result of any other corrections to the Fund's net asset value as of the Valuation Date for the repurchase. The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which such Valuation Date occurred. If, based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, it is determined that the value at which the Shares were repurchased was incorrect, the Fund shall decrease such Shareholder's account balance by the amount of any overpayment and redeem for no additional consideration a number of Shares having a value equal to such amount, or increase such Shareholder's account balance by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable, in each case as promptly as practicable following the completion of such audits.

The purchase amount will be paid entirely in cash.

(iii)          The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on Friday, September 25, 2026. Shareholders that desire to tender Shares for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board.

(iv)          Not applicable.

(v)           At the absolute discretion of the Board, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated August 28, 2026, and, in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Shareholders.

(vi)          Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, on Friday, September 25, 2026 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Shareholder's tender of Shares on or prior to October 26, 2026 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii)         Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator by (i) mailing it to the address set out on the first page of the Letter of Transmittal, (ii) faxing it to UMBFS at the fax number set out on the first page of the Letter of Transmittal, or (iii) emailing it to UMBFS at aiprocessing@umb.com (see additional instructions on the Letter of Transmittal). The completed and executed Letter of Transmittal must be received by UMBFS, either by mail, email or by fax no later than 11:59 p.m., Eastern Time, on Friday, September 25, 2026 (or if the Offer is extended, by any later Notice Due Date).

Shareholders that are clients of financial advisers and wish to tender Shares for purchase by the Fund should contact their financial advisers, who will assist with submitting the tender request. Certain financial intermediary firms may use a customized tender form instead of the enclosed Letter of Transmittal referenced above. Shareholders should contact their financial advisers for assistance before submitting a tender request if they are interested in tendering Shares. Shareholders that are clients of financial advisers and do not wish to tender their Shares may simply disregard this notice.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by UMBFS at the address, email address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii)        For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

(ix)           If Shares in excess of 5.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)            The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Shares tendered. One such risk is that, due to a reduction in the aggregate assets of the Fund, Shareholders that do not tender Shares may bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer could result in the Adviser being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

(xi)           Not applicable.

(xii)          The following discussion is a general summary of the material U.S. federal income tax consequences of the purchase of Shares by the Fund pursuant to the Offer. Each Shareholder should consult its own tax advisors about the tax consequences to it of a purchase of its Shares by the Fund pursuant to the Offer given such Shareholder's individual circumstances.

The repurchase of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or, under certain circumstances, as a “dividend.” In general, the transaction should be treated as a sale or exchange of the Shares, if the receipt of cash results in a meaningful reduction in the Shareholder's proportionate interest in the Fund or results in a “complete redemption” of the Shareholder's interest, in each case applying certain constructive ownership rules.

If the repurchase of a Shareholder's Shares qualifies for sale or exchange treatment, the Shareholder will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the adjusted tax basis of the Shares repurchased. Such gain or loss will be a capital gain or loss if the relevant Shares sold have been held by the Shareholder as capital assets and generally will be treated as a long-term capital gain or loss if the Shareholder held the repurchased Shares for more than one year, or as a short-term capital gain or loss if the Shareholder held the repurchased Shares for one year or less. However, if a Shareholder tenders Shares on which a long-term capital gain distribution has been received (including, for this purpose, amounts credited as an undistributed capital gain) and the repurchased Shares were held for six months or less, any loss realized will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution. Notwithstanding the foregoing, any capital loss realized by a Shareholder will be disallowed to the extent the Shares repurchased pursuant to the Offer are replaced (including through reinvestment of dividends) with substantially similar Shares within a period of 61 days beginning 30 days before and ending 30 days after the disposition of the Shares. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired. The deductibility of capital losses is subject to statutory limitations.

If the repurchase of a Shareholder's Shares does not qualify for sale or exchange treatment, the Shareholder may be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the Shareholder's tax basis in the relevant Shares. If the tendering Shareholder's tax basis in the Shares tendered to the Fund exceeds the total of any dividend and return of capital distribution with respect to those Shares, the excess amount of basis from the tendered Shares will be reallocated pro rata among the bases of such Shareholder's remaining Shares.

Certain Shareholders that are individuals, estates or trusts, and whose income exceeds certain thresholds, will be required to pay a 3.8% surtax on all or a portion of their “net investment income,” which may include all or a portion of any gains recognized in connection with a sale of Shares pursuant to the Offer.

To the extent the Fund owns, directly or indirectly, interests in “passive foreign investment companies” as of the Valuation Date, and certain elections have not been made, gain recognized by a tendering Shareholder pursuant to the Offer may be treated as ordinary income earned ratably over the shorter of the period during which the tendering Shareholder held its Shares or the period during which the Fund held its interests in such entity. With respect to gain allocated to prior years: (i) the tax rate will be the highest in effect for that taxable year for the applicable class of taxpayer; (ii) the tax will be payable generally without regard to offsets from deductions, losses and expenses; and (iii) the Shareholder will also be subject to an interest charge for any deferred tax.

The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to Shareholders who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the Shareholder has been notified by the Internal Revenue Service (“IRS”) that such Shareholder is subject to backup withholding. Certain Shareholders are exempt from backup withholding, but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any such amounts withheld will be allowed as a refund or a credit against the Shareholder's federal income tax liability if the appropriate information is timely provided to the IRS.

Unless a reduced rate of withholding or a withholding exemption is available under the Internal Revenue Code (the “Code”) or an applicable tax treaty, a Shareholder who is a nonresident alien or a foreign entity may be subject to a 30% United States withholding tax on the gross proceeds received by such Shareholder if the proceeds are treated as a dividend under the rules described above. As further discussed in the Fund's offering documents, if sale or exchange treatment applies to the repurchase, any gain that a foreign Shareholder realizes upon the repurchase of Shares will ordinarily be exempt from U.S. income and withholding tax unless (i) in the case of a Shareholder that is a nonresident alien individual, the gain is U.S. source income and such Shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) the gain from the repurchase of the Shares is or is considered to be effectively connected with a U.S. trade or business of the foreign Shareholder.

Further, if the proceeds received by a Shareholder are treated as a dividend under the rules described above, such proceeds could be subject to withholding taxes under the Foreign Account Tax Compliance (“FATCA”) provisions of the Hiring Incentives to Restore Employment Act. Under FATCA, certain payments of U.S. source interest, dividends and other fixed or determinable annual or periodical gains, profits and income (all such payments, “withholdable payments”), which are made to a “foreign financial institution” (which term may include certain foreign Shareholders) or a non-financial foreign entity beneficial owner, may be subject to a 30% withholding tax if: (i) the foreign financial institution does not, among other things, comply, under an agreement with the Secretary of the U.S. Treasury or his/her delegate or the terms of an applicable intergovernmental agreement, with prescribed due diligence requirements necessary to determine which of its accounts (including equity interests in the foreign financial institution) are held by specified United States persons or United States owned foreign entities (such accounts, “United States accounts”) and prescribed reporting requirements in respect of its United States accounts; or (ii) the non-financial foreign entity beneficial owner does not certify that it does not have any substantial U.S. owners, or provides the name, address and taxpayer identification number of each substantial U.S. owner and meets certain other specified requirements. If payment of this withholding tax is made, non-U.S. Shareholders that are otherwise eligible for an exemption from, or reduction of, U.S. federal withholding taxes with respect to such dividends or proceeds will be required to seek a credit or refund from the IRS to obtain such benefit of this exemption or reduction. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. Certain jurisdictions have entered into agreements with the United States that may supplement or modify these rules.

Pursuant to provisions of the Code and Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the IRS certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several prescribed indicia, including the recognition of losses in excess of certain thresholds (generally, $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder). Significant penalties may apply upon a failure to comply with this disclosure obligation. The Fund will comply with the disclosure and Shareholder list maintenance requirements to the extent the Fund determines them to apply with respect to this transaction and/or its investments.

Shareholders who sell their Shares pursuant to the Offer may be subject to state, local and/or foreign taxes.

The Fund generally will be required to report to the IRS and furnish to Shareholders the cost basis and holding period for each respective Shareholder's Shares repurchased by the Fund. The Fund has elected the first-in, first-out (FIFO) method as the default cost basis method for purposes of this requirement. If you wish to affirmatively elect an alternative cost basis calculation method in respect of your Shares, please contact the Tender Offer Administrator at UMBFS at (844) 448-4480.

The cost basis method that a Shareholder elects may not be changed with respect to a tender offer after the Valuation Date of the tender offer. Shareholders should consult their own tax advisors regarding their cost basis reporting options and to obtain more information about how the cost basis reporting rules apply to them.

(a)(2) Not applicable.

(b) None of the Fund's Board members own any Shares. Certain officers of the Fund, Neuberger Berman Europe Holdings LLC, an affiliate of the Adviser, and certain employees of NB Alternatives Advisers LLC, the sub-adviser of the Fund, own Shares, but, to the Fund's knowledge, do not intend to tender any Shares in the Offer. If any Shares were to be purchased from any affiliate or officers of the Fund, it will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund's registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), which was provided to each Shareholder in advance of subscribing for Shares, and the LLC Agreement provide that, at the sole discretion of the Board, the Fund may from time to time provide Shareholders with a limited degree of liquidity by offering to repurchase Shares pursuant to written tenders. The Registration Statement also states that the Adviser expects to recommend to the Board that, under normal market circumstances, the Fund conduct repurchase offers of no more than 5% of the Fund's net assets quarterly commencing on or about February 28, May 31, August 31 and November 30 of each year.

The Fund is not aware of any agreement, arrangement, or understanding, whether or not legally enforceable, between: (i) the Fund, the Adviser, the Fund's officers or members of the Board or any person controlling the Fund, the Adviser, the Fund's officers or the Board; and (ii) any other person, with respect to the Shares.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Registration Statement and the LLC Agreement.

(b) Shares that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in an increase in the expense ratios of remaining Shares in the Fund (assuming no further issuances of Shares). The Fund currently expects that it will accept subscriptions for Shares as of the first business day of each calendar month, but is under no obligation to do so, or at such other times as determined in the discretion of the Board.

(c) None of the Fund, the Adviser or the Board or any person controlling the Fund, the Adviser or the Board has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present dividend rate or policy or indebtedness or capitalization of the Fund; (4) any change in the present Board or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund's intention to accept subscriptions for Shares on the first business day of each calendar month or at such other times as determined in the discretion of the Board), or the disposition of Shares (other than through periodic purchase offers, including the Offer); or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)           The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed approximately 5.00% of the net assets of the Fund, will be paid from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily on its books a segregated account consisting of cash, liquid securities or, to the extent applicable, interests in underlying portfolio funds that the Fund (i) has requested be withdrawn or (ii) is in the process of liquidating (or any combination of them), in an amount equal to the aggregate estimated unpaid U.S. Dollar amount due to Shareholders whose tendered Shares have been accepted for repurchase.

(b)           There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)           Not applicable.

(d)           None of the Fund, the Adviser or the Board or any person controlling the Fund, the Adviser or the Board has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As of July 31, 2026, none of the Fund's Board members or executive officers, except as listed below, held any Shares.

As of July 31, 2026, Peter von Lehe, President of the Fund, owned 25,423 Institutional Class Shares (approximately 0.02% of the Fund) and David Morse, Vice President of the Fund, owned 38,135 Institutional Class Shares (approximately 0.03% of the Fund).

(b) Other than transactions conducted pursuant to the continuous offering of Shares, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board or any person controlling the Fund, the Adviser or the Board.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30b1-1 under 1940 Act, and filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended March 31, 2025, previously filed with the SEC on Form N-CSR on May 23, 2025.

Unaudited financial statements for the semi-annual period ended September 30, 2025, previously filed with the SEC on Form N-CSRS on November 24, 2025.

Audited financial statements for the fiscal year ended March 31, 2026, previously filed with the SEC on Form N-CSR on May 21, 2026.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per share information.

(3) Not applicable.

(4) Institutional Class NAV per Share $17.08 (7/31/2026)

Class A-1 NAV per Share $16.61 (7/31/2026)

Class A-2 NAV per Share $16.61 (7/31/2026)

(b) The Fund's assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	(1)	None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Form of Letter from the Fund to Shareholders in connection with the Fund's acceptance of tenders of Shares.

F.	Calculation of the Filing Fee Tables.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

NEUBERGER PRIVATE MARKETS ACCESS FUND LLC

By:	/s/ Peter von Lehe
Name: Peter von Lehe
Title: President

August 28, 2026

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Form of Letter from the Fund to Shareholders in connection with the Fund's acceptance of tenders of Shares.

F	Calculation of Filing Fee Tables.